
07001319



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49568

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octavus, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Water Street
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kinzie 952-767-2920
(Area Code—Telephone No.)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Kinzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octavus, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public


FAYE MARIE MAHONEY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan 31 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Octavus, LLC, a wholly-owned subsidiary, as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octavus, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 7, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 89,781
Account Receivable	2,527
	$ 92,308

LIABILITY AND MEMBER'S EQUITY

Accounts Payable – Related Party	$ 13,416
Member's Equity	78,892
	$ 92,308

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

COMMISSIONS EARNED	$ 791,032
EXPENSES	
Employee compensation and benefits	872,893
Occupancy	12,044
Regulatory fees and expenses	8,654
Other expenses	266,019
	1,159,610
NET LOSS	$ (368,578)

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2006

	Member's	
	Units	Equity
BALANCE – DECEMBER 31, 2005	200	$ 47,470
Capital contribution	-	400,000
Net loss	-	(368,578)
BALANCE – DECEMBER 31, 2006	200	$ 78,892

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net loss	$ (368,578)
Adjustment to reconcile net loss to net cash used by operating activities:	
Changes in operating asset and liability:	
Accounts receivable	4,272
Accounts payable – related party	13,416
Net cash used by operating activities	(350,890)
FINANCING ACTIVITY	
Capital contribution	400,000
NET INCREASE IN CASH	49,110
CASH	
Beginning of year	40,671
End of year	$ 89,781

See notes to financial statements.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Octavus, LLC (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD). The Company acts as a wholesaler of alternative investments. The Company is a wholly-owned subsidiary of Octavus Group, LLC (Parent).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Account Receivable

The receivable represents an amount due for expense reimbursement pursuant to a contractual agreement. Management anticipates the receivable balance is fully collectible. Therefore, no allowance was established at December 31, 2006.

Revenue Recognition

Commissions are recognized as earned.

Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

2. Net Capital Requirement –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2006, the net capital ratio was 0.18 to 1 and net capital was $76,365, which exceeded the minimum, net capital requirement by $71,365.

The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

3. Operating Lease –

The Company operates in space leased by the Parent, who charges the Company for use of the office space.

4. Related Party Transactions –

Administrative Services Agreement

Under the administrative services agreement, amended May 31, 2005, between the Parent and the Company, the Parent agreed to provide administrative support to the Company along with regular itemized invoices describing expenses paid on behalf of the Company. The Company agreed to reimburse the Parent upon receipt of the invoices. Expense reimbursements to the Parent were $393,128 during 2006.

The administrative services agreement also provides that the Company administer payroll and submit itemized invoices to the Parent for reimbursement. Payroll reimbursements from the Parent were $237,951 in 2006, and were netted against employee compensation and benefits expense.

5. Concentration –

The Company earned 100% of its commission income from two clients in 2006. In addition, the receivable balance at December 31, 2006, was due from one client.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying financial statements of Octavus, LLC, a wholly-owned subsidiary, as of and for the year ended December 31, 2006, and have issued our report thereon dated February 7, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 7, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

COMPUTATION OF NET CAPITAL
December 31, 2006

NET CAPITAL	
Member's equity	$ 78,892
Deduction:	
Nonallowable item – account receivable	2,527
NET CAPITAL	$ 76,365
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 76,365
Minimum net capital required	5,000
Excess net capital	$ 71,365
AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 13,416
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.18
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2006	
Net capital as reported by the Company	$ 81,366
Net audit adjustments	(5,001)
	$ 76,365

See independent auditor's report – supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Octavus, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements and supplemental information of Octavus, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Octavus, LLC as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 7, 2007.

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Octavus, LLC for the year ended December 31, 2006, and this report does not affect our report thereon dated February 7, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 7, 2007

END